FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  February, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

February 6, 2008

The Registrant announced that it has retained New York based Rubenstein Investor Relations (RIR) to help raise awareness within the investment community of the Company’s exceptional portfolio of high-quality advanced and exploration stage properties operating in China.

2.

Exhibits

2.1

News Release dated February 6, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  February 6, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	February 6, 2008

NEWS RELEASE

MINCO GOLD CORPORATION RETAINS RUBENSTEIN INVESTOR RELATIONS

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) a mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties in China announced that it has retained New York based Rubenstein Investor Relations (RIR) to help raise awareness within the investment community of the Company’s exceptional portfolio of high-quality advanced and exploration stage properties operating in China.

Since 1995, Rubenstein Investor Relations, Inc. has been crafting and delivering their clients’ stories to analysts, brokers, portfolio managers, financial journalists and others whose decisions ultimately influence the market valuation of a company’s securities.  They clearly define their clients’ technology, products and management to their targeted audiences, reshaping clients’ communications strategies to set them apart from their peers in the public arena.

“We are excited to begin working with Minco Gold,” said Richard Rubenstein, President of Rubenstein Investor Relations. “The Company’s skilled management team has developed one of the leading asset portfolios of any western mining company in China. We are eager to communicate these efforts to the market place and expand Minco Gold’s profile within the financial community.”

Minco Gold has been operating in China for 12 years and has built up a significant data base of projects. Currently the Company has an advanced stage gold property with million ounce potential and a portfolio of district size exploration projects at various stages of development.  The Company’s experienced management team in China and Canada consistently work to maintain solid relationships with the Chinese government and has created a strong reputation with Chinese mining organizations.

Dr. Ken Cai, CEO of Minco Gold stated, “We look forward to our new association with Rubenstein Investor Relations. Their proven track record and extensive knowledge of the financial markets are essential to Minco Gold and its shareholders at this important stage in the Company’s growth.”

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

About Rubenstein Investor Relations

Rubenstein Investor Relations is staffed by Wall Street professionals offering traditional Investor Relations programs specializing in positioning small and micro-cap companies into the proper financial community of investors.  The company focuses on facilitating and developing strong and lasting investment banking relationships, building institutional support, and improving clients’ overall investor relations strategies.  For more information, please contact Tim Clemensen at Rubenstein Investor Relations, 212-843-9337, TClemensen@RubensteinIR.com.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.